                                                            Filed by Keane, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                               and deemed filed pursuant to Rule 14a-6 under the
                                                 Securities Exchange Act of 1934
                               Subject Company: Metro Information Services, Inc.
                                                  Commission File No.: 333-68566

     On August 29, 2001, Keane, Inc. filed a Registration Statement on Form S-4 (File No. 333-68566) with the SEC in connection with the transaction with Metro Information Services, Inc. The Registration Statement and the Proxy Statement/Prospectus included within the Registration Statement contain important information about Keane, Metro, the transaction and related matters. You are urged to read the Registration Statement and the Proxy
Statement/Prospectus carefully.

     You can obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Keane and Metro through either company or through the web site maintained by the SEC at www.sec.gov.

     Keane and Metro, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transaction contemplated by the merger agreement. Information regarding Keane's directors and executive officers is contained in the Registration Statement and Proxy Statement/Prospectus and in Keane's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated April 13, 2001, which are filed with the SEC. As of February 1, 2001, Keane's directors and executive officers beneficially owned approximately 12,435,624 shares, or 18.3%, of Keane's common stock. Information regarding Metro's directors and executive officers is contained in the Registration Statement and the Proxy Statement/Prospectus.

     Statements in this filing regarding the proposed transaction between Keane and Metro, expected timetable for completing the transaction and expected benefits and synergies of the transaction constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements and the other factors described under the caption "Risk Factors" in the Registration Statement. Keane and Metro disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this filing.

     Set forth below is the script of the webcast of Keane's third quarter earnings call held on Wednesday, October 24, 2001.

1.   Housekeeping/Safe Harbor - Larry Vale:
     --------------------------------------

Good morning. All of you should have already received a copy of Keane's Third Quarter financial release. If you have not, simply go to www.keane.com.

As a reminder, today's call is being broadcast live on the Internet and can be accessed on Keane's web site. In addition, the call is being recorded and a replay of it will be available beginning at approximately 5:30 this evening.

Before we begin, I'd like to inform you that Keane has filed with the SEC a Registration Statement on Form S-4 in connection with its proposed acquisition of Metro Information Services, Inc. and Metro has filed with the SEC and has mailed to its shareholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus contain important information about Keane, Metro, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully.

Investors and security holders are able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Keane and Metro through the web site maintained by the SEC at www.sec.gov, or by contacting Larry Vale from Keane or Patrice Bryant from Metro.

Keane and Metro, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transaction contemplated by the merger agreement entered into between the parties. Information regarding Keane's directors and executive officers is contained in Keane's Form 10-K for the year ended December 31, 2000 and its proxy statement dated April 13, 2001, which are filed with the SEC. As of February 1, 2001, Keane's directors and executive officers beneficially owned approximately 12,435,624 shares, or 18.3%, of Keane's common stock. Information regarding Metro's directors and executive officers is contained in Metro's Form 10-K for the year ended December 31, 2000 and its proxy statement dated May 3, 2001, which are filed with the SEC. As of September 28, 2001, Metro's directors and executive officers beneficially owned approximately 9,133,572 shares, or 59.6%, of Metro's common stock. A more complete description is available in the Registration Statement and the Proxy Statement/Prospectus.

I would also like to remind you that statements on this call regarding Keane's business, the proposed transaction between Keane and Metro, the expected timetable for completing the transaction and integrating the businesses, the accretive nature of the transaction, expected revenues, cash flows, cash EPS and financial performance, SG&A synergies and cash cost savings, cross-selling opportunities, potential client business, corporate and infrastructure synergies, future opportunities for the combined company in general and any other statements about Keane or Metro management's future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Keane to successfully integrate Metro's operations and employees, the ability to realize anticipated synergies and cost savings, unanticipated disruptions to business, general economic conditions, and the other factors described in Keane's Registration Statement on Form S-4 as filed with the SEC on August 29, 2001 and amended on October 2, 2001, in Keane's and Metro's Annual Reports on Form 10-K for the year ended December 31, 2000 and in their most recent quarterly reports filed with the SEC. Keane and Metro disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of call.

On today's call are President and CEO Brian Keane and John Leahy, Senior Vice President of Finance and CFO, and Renee Southard, Senior Vice President of Human Resources. Now I'd like to turn the call over to Brian Keane.


2.   Brian Keane:
     ------------


Thank you Larry, and thanks to all of you for participating in this morning's conference call.

One of the lessons learned from September 11th is the importance of relationships, be it with family, friends or colleagues. Perhaps in the past we may have taken these relationships for granted. So, in that spirit I want you to know that I'm particularly pleased to be speaking to many of you from the New York and Washington areas.

And although I will address the business impact of recent events in just a moment, I want to personally extend my condolences to all of you who may have lost family members, neighbors and colleagues in the recent attacks. You remain in our thoughts and prayers.

Turning to the business, although the challenges to both the global economy and the IT services sector continue, we believe that Keane is extremely well positioned within this difficult environment. This is due to our leadership in Application Development & Management Outsourcing, our public sector business, our long-term customer relationships, and our strong cash position and cash flow. In fact, we believe that the Third Quarter clearly shows that Keane is successfully implementing its strategy to leverage the current environment to gain market share and strengthen our competitive position. And, we are feeling very good that we are doing this while continuing to outperform industry peers.

We are pleased to report financial results in line with our Cash EPS guidance for the seventh consecutive quarter. Equally significant, we are once again reporting a very strong quarter of new bookings. I might add that we expect Keane's bookings to accelerate in the Fourth Quarter as a result of a large ADM Outsourcing contract we have recently won. I'll talk more about that in just a few moments.

On today's call, I will provide you with our view of the current business climate for IT services. I will also tell you about some of Keane's most significant projects and deals over the past three months and review our leading indicators. John Leahy will then analyze the financial metrics for the Third Quarter, and update you on the Metro acquisition. Following that I will have a closing statement and provide guidance for the Fourth Quarter and for 2002. We will have time available for questions and expect to conclude by 9:00 AM.

MARKET CONDITIONS & KEANE
-------------------------

I WOULD LIKE TO BEGIN BY DISCUSSING THE IMPACT OF SEPTEMBER 11 ON KEANE'S OVERALL PERFORMANCE. First and foremost, I am sorry to report that two consultants from Keane Consulting Group who were working for a customer at the World Trade Center remain unaccounted for, and our thoughts and prayers are in support of the families, friends, and colleagues of these employees.

Because of the loss of personnel and the temporary suspension of air traffic, Keane Consulting Group's performance was particularly impacted by September 11th. In addition, as you would expect, our New York City office, which had many employees supporting customers in lower Manhattan, was also affected as clients scrambled to recover and set up new facilities. Many other branches lost billings as some clients temporarily closed, and because of restrictions on travel. We estimate the total impact in September to be approximately $1-2 million in revenue and $1-2 cents in Cash EPS.

DESPITE THIS, KEANE WAS ABLE TO GENERATE REVENUES OF $187 MILLION FOR THE THIRD QUARTER AND CASH EPS OF 11 CENTS PER SHARE. These results include approximately $800 thousand in one-time acquisition related expenses. This is slightly under our top line guidance but in line with the range of our Cash EPS guidance. We continue to benefit from our loyal customer base, and our public sector business, which represented approximately 14% of our Q3 revenue.

KEANE'S MOST SIGNIFICANT OPPORTUNITY AND OUR FLAGSHIP SERVICE OFFERING REMAINS APPLICATION DEVELOPMENT & MANAGEMENT OUTSOURCING, which accounted for 52% of Keane's revenue during the Third Quarter. Keane reported ADMO revenues of approximately $97 million during Q3, and $299 million during the first nine months of this year. Those revenues are up 6% from Q3 of 2000 and 10% year to date, but down sequentially from $102 million during the Second Quarter of this year.

This sequential decline is due to a reduction in deal scope by a few customers in the high tech and telecommunication industries that have been severely impacted by the economic slowdown. However, this in no way changes our belief that ADM Outsourcing is a highly attractive and relatively stable revenue stream that is ideal for the current macroeconomic environment.

Fortunately, Keane's government and ADMO business remain strong as evidenced by our new contracts. During the Third Quarter, we signed the largest Federal contract in Keane's history, a $127 million dollar ten year agreement with the U.S. Air Force to rebuild and manage their wholesale supply chain. And just this month, Keane received verbal notification that we have won the largest ADMO contract in our history with a major healthcare organization. This deal, which totals approximately $500 million dollars over ten years, will result in $50 million dollars in annual revenue. Keane's selection has already been announced to the other competitors and to the client's own employees, many of whom will become Keane employees. We expect to sign the formal contract for this groundbreaking project during the Fourth Quarter. This deal is consistent with the trend we are observing for more and larger ADMO deals.

The recent economic slowdown, exacerbated by the events of September 11, are beyond Keane's control. But one thing we can control is our own strategy, which includes a focus on accretive, critical mass acquisitions to cost-effectively add top and bottom line growth.

THROUGH OUR PROPOSED ACQUISITION OF METRO INFORMATION SERVICES, WE ARE SEEKING TO CONTROL OUR DESTINY, WHILE SIGNIFICANTLY INCREASING MARKET SHARE. First, Metro provides us with access to hundreds of new customers to which we can cross-sell our services - particularly ADM Outsourcing.

Out of Metro's top 300 customers which account for 90% of their revenue, 236 are brand new to Keane. And I might add, one of the sales screens we use for outsourcing is to target large users of supplemental staffing services. Those customers typically realize the greatest ROI in switching to an outsourcing model. Second, the addition of Metro will allow us to spread our SG&A costs across a broader base of revenue. These savings are expected to come from the consolidation of corporate functions and overlapping branch offices. Of Metro's 33 branch offices, 26 support the same geographic markets as those already served by Keane. We currently anticipate a minimum of $15 million in SG&A cost synergies.

We expect he acquisition of Metro and the associated SG&A synergies will add a minimum of 10% to Keane's 2002 Cash EPS. Finally, the combined organization will strengthen Keane's position as an industry leader with approximately $1 billion in annual revenue. And this larger revenue and customer base will provide Keane with a greater platform for growth once the economy and IT spending recover.

As we have done in the past, Keane's objective is to achieve a rapid and complete integration of operations and corporate functions. And I am pleased to report that our detailed planning is well under way, and we remain very optimistic that we will meet or exceed our original expectations. John Leahy will provide you with an update on the proposed acquisition of Metro, and additional metrics on the deal a little later in today's presentation.

PLAN, BUILD, & MANAGE
---------------------

I WOULD NOW LIKE TO REVIEW OUR THIRD QUARTER RESULTS IN EACH OF KEANE'S THREE SYNERGISTIC PLAN, BUILD, AND MANAGE SERVICE AREAS - Business Innovation Consulting, Application Development and Integration, and our flagship Application Development and Management Outsourcing service.

First, our Manage business, which consists primarily of our ADM outsourcing service. Companies are increasingly considering outsourcing as a means to focus on core competencies, reduce costs, and improve efficiencies and cash flow.
This trend is strengthening as a result of the current economic slowdown. In addition, more companies are seeking to outsource just their business applications, or prefer a best-of-breed approach within a total outsourcing solution.

ADM Outsourcing provides Keane with large, multi-year contracts, which strengthens our recurring revenue, and provides us with an incumbent position that is ideal for cross-selling other services. We believe that Keane has a distinct competitive advantage in this market. This is substantiated by thought leaders and market influencers such Gartner and GIGA, by our 100% referencable blue chip customer base, and by our willingness to commit to benchmarking and metrics to measure performance.

One example of this is the SEI Capability Maturity Model. The SEI CMM measures the effectiveness of an IT environment, and Keane now has 37 client projects independently evaluated at Level 3 or Level 4. ADMO remains a highly desirable and relatively stable revenue stream in a down economy. Perhaps more importantly, the market for ADM Outsourcing is robust and appears to be accelerating.

DURING THE THIRD QUARTER, KEANE CLOSED SEVERAL ADM OUTSOURCING DEALS TO ADD TO OUR BLUE CHIP CUSTOMER BASE.

Earlier this quarter, we announced that Keane had signed an ADM Outsourcing deal with LTV Corporation in Cleveland. LTV is a manufacturing company with interests in steel and metal fabrication. This deal is a great one for Keane because it represents a new client with a significant IT budget. LTV was looking for a partner that could give them flexibility to accommodate demand fluctuations within their operating environment.

They wanted to move away from their previous multiple contractor model and develop a long-term strategic partnership with a leading IT service provider. We think this will be the beginning of a long-term relationship, with significant upside revenue potential.

Another deal signed during the quarter was with Whirlpool Corporation, the world's largest manufacturer and marketer of appliances. This is a 5-year, $39 million ADM Outsourcing contract under which Keane will provide ongoing maintenance and support to the Global Information Systems (GIS) organization of
Whirlpool North America, supporting their production applications.   Keane will
manage a combination of custom and packaged applications such as SAP, from our Advanced Development Center in Rochester, Minnesota. The Rochester ADC, like our facility in Halifax, Nova Scotia, is part of Keane's seamless client service delivery model. Facilities such as these allow us to support clients on-site, off-site or near shore, while applying consistent process and management disciplines.

As you may recall, we publicly stated a desire to extend this seamless delivery model through the addition of an offshore component to our ADM outsourcing solution. However, the impact of political instability in Asia is not yet clear. In the short-term, additional risk associated with offshore may favor near-shore facilities such as Keane's center in Halifax. Longer-term, we continue to believe that there is value in providing customers with access to
lower cost labor as part of a broader solution.   We will continue to evaluate
the geo-political situation and our alternatives, and make our move when it makes sense.

During the quarter, Keane signed other Manage deals with Pharmacia Corp and the State of Indiana.

OUR SECOND MAJOR BUSINESS SECTOR IS BUILD, WHICH CONSISTS OF OUR APPLICATION DEVELOPMENT AND INTEGRATION BUSINESS. As you know, this sector remains soft across North America and Europe due to belt tightening by clients and a reluctance to begin major new development projects. However, Keane continues to benefit from a strong foundation of build revenue as a result of long-term relationships with customers, significant Federal and state government work, and our focus on high ROI EAI types of projects.

A great example of such a project is one we are doing for EXSIF Worldwide, the world's leading lessor of intermodal tank containers for the global transportation, distribution, and storage of bulk chemicals and gases. EXSIF is a recent spin-off from Transamerica Leasing and a fully owned subsidiary of the
$8 billion dollar Marmon Group conglomerate.   Keane had previously developed a
relationship with Transamerica from Y2K remediation work done in 1998 and 1999. EXSIF has been using Transamerica's operating infrastructure and applications and needed to create its own environment.

The customer opted to create a custom solution, and now Keane is building a web-enabled Tank Leasing system that will include procurement, tracking, billing, marketing, sales and customer support.

Another very large win which I already mentioned was a $127 million, ten-year Build and Manage deal with the United States Air Force. Keane Federal Systems was named prime contractor to build an Integrated Logistics Systems-Supply (ILS-
S) for the Air Force which, when built, will be an entirely new, modernized supply chain system. The new system will be accessed daily by more than 50,000 staffers at Air Force and NATO bases worldwide and will provide both military and civilian users the ability to more efficiently order and track critical materials, such as parts required for aircraft maintenance.

This is our first win of this magnitude with the Air Force and demonstrates the benefits of a boundaryless organization. Supporting Keane Federal Systems with this important win was not only KCG, but also our ADM Outsourcing and Supply Chain practices, and several branch offices. In addition, this win is an excellent example of Keane successfully cross-selling services to the Air Force, a client that came to us through the acquisition of Anstec in 1999.

During the quarter, Keane signed other Build deals with Stolt Neilsen, NYS Department of Labor and the Air Force Gunter Annex

KEANE'S THIRD BUSINESS SECTOR IS PLAN. This is made up of Business Innovation Consulting delivered through Keane Consulting Group, which is our management consulting arm, and other IT consulting done by our branch offices. KCG provides operations improvement consulting with an emphasis on providing measurable business benefit. It does this by streamlining and improving business processes, organizational design, and technology architecture.

KCG's capabilities are important to Keane because consulting efforts often lead to software development and integration projects, and they help to provide us with visibility within the Executive Suite of our customers. In addition, KCG is helping Keane to win large projects. As you have heard, they were a critical part of the Air Force pursuit team.

KCG's business had improved significantly in the Second Quarter and was continuing this improvement in Q3, until September 11. As I indicated earlier, KCG was more significantly impacted by these events than our branch operations. As a result, KCG was flat sequentially. We expect our Plan business to continue to be soft in the Fourth Quarter as customers defer new capital projects and discretionary spending.

One Plan Project we worked on during the quarter was with a large life insurance company that was severely challenged in building a new policy administration system. Greatly behind schedule, they asked KCG to define a go-forward strategy to best meet the needs of the business. KCG's analysis determined that the policy administration system did not meet the company's current business requirements. KCG then assessed the existing operating model, the opportunities for process improvement through technology, and prepared a sound business case for a revised approach based on an optimized operating model. KCG is now leading the business requirements process, working with the client's team.

Another area in which Keane is seeing Plan opportunities is related to the Health Insurance Portability and Accountability Act (HIPAA). HIPAA is a federal mandate that calls for sweeping changes in the way healthcare organizations do business. The immediate requirement for healthcare organizations is to move toward electronic data interchange compliance with a rapidly approaching deadline.

Today, we are working with a number of clients conducting HIPAA assessments -- reviewing what systems and processes will be impacted by HIPAA mandated changes. Keane's healthcare and process redesign expertise combined with our Y2K experience have strongly positioned us to take a leadership role in this developing market.

One recent example of a HIPPA deal is one we signed during the quarter with the State of Connecticut's Department of Information Technology. Connecticut has identified as many as 33 state agencies that MAY be impacted by HIPAA. Keane is working with the state to conduct a comprehensive gap analysis and risk assessment reviewing the current environment and processes to determine which agencies will be impacted, and to develop a comprehensive plan outlining an overall strategy for remediation.

We have also sold Plan business during the Quarter to Pharmacia, Michelin North America, Perseco, and the Defense Logistics Agency.

LEADING INDICATORS
------------------

Now I would like to tell you about Keane's leading indicators, which remain positive. Our overall sales pipeline is very strong at $3.7 billion, virtually unchanged from last quarter, with $2.6 Billion of this related to large, multi-year ADM Outsourcing deals. We are particularly pleased that Keane's total bookings were $310 million, up 25% from the Third Quarter of 2000. As you may recall that's on top of strong bookings of $320 million last Quarter. An interesting fact that reinforces the value of Keane's strong customer loyalty is that over 60% of our new bookings in Q3 came from our top 50 existing clients.

Of course the best leading indicator of all is how sales look so far in the Fourth Quarter. I am pleased that October has been a very good bookings month for Keane thanks mostly to the record-breaking ADM Outsourcing win that I mentioned earlier. This win reinforces our leadership position in Application Outsourcing and bodes well for our continuing progress in 2002.

I would now like to turn the call over to John Leahy for a summary of our financial metrics, and an update on the Metro acquisition. John.

3.   John Leahy - Financial Metrics:
     -------------------------------

Thanks Brian. THIRD QUARTER REVENUES WERE $187 MILLION, DOWN 5% FROM Q2. This reflects the continuing softness in the economy and technology spending, the impact of September 11, and the lower productivity associated with additional
holidays and summer vacations.   All things considered, we are pleased with the
relative stability of our revenue stream, which is supported by our long-term customer relationships and ADM outsourcing.

ADMO accounted for 52% of Q3 revenue. And as you might expect, we are particularly excited about our most recent outsourcing win, and about other application outsourcing opportunities currently in the sales pipeline.

Keane's billable staff declined to 5,500 billable consultants, as we continued to aggressively manage our bench. This compares with 5,800 billable consultants at the close of Q2. I am also encouraged by voluntary turnover which improved once again to 18%, down from 20% last quarter. This reflects both a more favorable supply and demand environment for skilled technical personnel and the fact that Keane is once again being recognized as an industry leader.

Gross Margin for the Third Quarter was 30.7%, a slight improvement from the Second Quarter. Actual utilization for the quarter was 75%, down slightly from the Second Quarter due to vacations and holidays and the productivity impact of September 11.

SG&A for the Quarter was $46.5 million, a slight increase from $46.2 during the Second Quarter. However, this includes $822 thousand in one-time expenses related to the Metro transaction.

Net income for the Quarter was $5.3 million, and Cash Earnings Per Share was 11 cents, consistent with the lower end of the guidance we provided last quarter. Given the current economic environment, we feel that this is a significant accomplishment.

Keane continued to generate significant cash as Operating Cash Flow was very strong at $24 million. Our Operating Cash Flow over the first nine months of this year now totals $55 million, and Free Cash Flow year-to-date is nearly $70 million.

Receivables were $144 million at the close of the Quarter. Days Sales Outstanding were 70 days for Q3, continuing the improvement we have achieved over seven consecutive quarters, down from 72 days last quarter and 80 days for the Third Quarter of last year. As many of you know, we have placed considerable focus on our billing and collection processes. As part of our efforts, we have provided our field operating managers metrics, tools, and training.

Most importantly, we have made DSO part of Keane's 2001 compensation plans. Thanks in part to this focus, Keane's already considerable cash position grew to $185 million in Q3. And, we will continue to focus on DSO as part of our overall effort to drive cash flow, and increase per share value through accretive M&A and share repurchases.

NOW, I'D LIKE TO UPDATE YOU ON THE STATUS OF THE METRO ACQUISITION.

We have made significant progress since we announced the proposed acquisition of
Metro on August 21.   First, we have received approval from the Federal Trade
Commission and our registration statement on Form S-4 has been declared effective by the SEC. Metro's shareholder meeting and the closing of the transaction are currently scheduled for November 30th. We have completed roadshows to all Metro branch offices and some of their clients. These meetings have reaffirmed our expectation of the quality of Metro's operations teams and the strength of their client relationships.

Since our announcement, we have focused heavily on integration planning. Our plans are for Metro's corporate headquarters to remain operational through year-end close, and then all financial and HR processes will be transferred to Boston in January. We expect corporate integration to be largely complete by the end of Q1.

In terms of integrating field operations, we have already determined and announced our integrated management teams, which will be in place at closing. Many highly experienced Metro branch executives and managers will continue on with Keane. Our plan is to physically combine overlapping branch offices during the first and second quarter of next year. Importantly, we expect that our overall integration program will be largely complete by mid-2002.

After additional due diligence, we fully expect that the merger will enable us to realize significant cost synergies. As you may remember, on our last call we had identified $15 million in SG&A synergies. We remain very comfortable that we can deliver these savings on an annualized basis, and, given that we expect to complete integration by mid-2002, we expect to realize roughly $11 million in actual synergies next year. To achieve $15 million in synergies, we are estimating that Keane will incur about $8 million in cash costs for office closures and employee severance.

We are also very comfortable with how Metro has been performing in this difficult economic environment. As many of you may know, Metro reported Q3 results in line with their guidance - revenues of $62 million and Cash EPS of $.06 per share. Because they have a drive-to-work model and have no operations in the Northeast, the impact of September 11 on Metro's results was minimal.

Most importantly, our joint planning efforts for 2002 indicate that the modeling Keane used in evaluating the Metro deal remains sound. In short, we are confident that this is a terrific merger for both Keane and Metro shareholders.

AND NOW I WOULD LIKE TO TURN THE PRESENTATION BACK TO BRIAN, WHO WILL PROVIDE YOU WITH SOME ADDITIONAL GUIDANCE AS WELL AS SOME CLOSING REMARKS.

4.   Brian Keane:
     ------------

Thank you, John. Keane is pleased that we are continuing to ride out the current economic storm, and that we reported Cash EPS results within our guidance for the seventh consecutive quarter. We are also pleased that we are able to report strong overall bookings, and that we continued to make progress in our efforts to leverage ADM Outsourcing, as indicated by our record-breaking
deal for next quarter.   Finally, it is important to note that Keane ended Q3
with an improved cash position of $185 million.

As I said at the beginning of today's call, despite a challenging economy, we continue to believe that Keane is strongly positioned to take advantage of current market conditions. In fact, because of our growing leadership in ADM outsourcing, our ongoing customer relationships, our state and Federal work, and our strong financial position, I am very optimistic about Keane's future.

Finally, as you have heard from John, we remain pleased with our proposed acquisition of Metro, and we have already made significant progress in both concluding the deal and preparing for a rapid and seamless integration. Most importantly, we remain confident in our ability to generate both revenue and cost synergies from this transaction.

GUIDANCE AND CONCLUSION
-----------------------

In terms of providing guidance, based on our anticipated November 30 closing of Metro, Keane's Fourth Quarter Financial results will include four weeks of consolidated operations with Metro. In addition, Keane's share count, used for calculating EPS, will increase due to the issuance of 7.4 million shares of common stock related to the merger. We also expect to invest $1-2 million in
one-time integration costs during the Fourth Quarter.   And as you know, SG&A
synergies from Metro will not be realized until 2002.

In light of these factors, the current economic outlook, and lower seasonal productivity, the Company anticipates Fourth Quarter revenues in the range of $185 - $195 million, and Cash EPS of $.07 - $.09 cents. For fiscal 2002, we anticipate revenues for the combined operations to be approximately $1 Billion and Cash EPS of $.60-.65 cents, which is in alignment with current consensus.

I would like to conclude by saying a special thank you to Bob Shafto, a distinguished member of Keane's Board of Director since 1994, who has recently retired from that position. And I would like to welcome Maria Cirino, Chairman and CEO of Guardent and Stephen Steinour, Chief Executive of Citizens Bank of Pennsylvania, both of whom recently joined Keane's Board. Their combined expertise in mergers & acquisitions, information security, and financial and IT services will be of great benefit to the company and its shareholders.

I'd also like to share with you a quote from industry analyst GIGA Information Group, which is contained in a recently released report entitled "IT Services Winners in 2001 - EDS and Keane, Part 2." In this report, GIGA Vice President and Research Leader Julie Giera wrote " In the area of applications development and maintenance, particularly applications outsourcing, Giga believes Keane to be the company best positioned for significant growth."

That statement sums up the feelings of Keane's senior management team.

In uncertain times, there is something to be said for focusing on your strategy and playing to your strengths. I believe we are successfully doing this with our focus on ADM Outsourcing, on more complex, Enterprise Application Development Projects, and with critical mass acquisitions such as Metro.

The fact that we have been able to successfully capitalize on our strengths and execute our strategy, has earned us increased recognition from many market influencers. That, together with a lot of hard work from our Strategic Practices and branch offices, has resulted in the record-breaking outsourcing pursuit we are now concluding. And, I am confident that this type of focus will enable us to continue to lead the industry.

Thank you. And now all of us are available for questions.

Operator:  Ladies and gentlemen if you wish to register a question for today's question and answer session you will need to press the one followed by the four on your telephone. You will hear a three-toned prompt to acknowledge your request. If your question has been answered and you wish to withdraw your polling request you may do so by pressing the one followed by the three. If you're on a speakerphone please pick up your handset before entering your request. One moment please for the first question.

           Gary Dean with Robert W. Baird, please go ahead with your question.

Gary Dean: Yeah, good morning. A couple of questions. One-- maybe this is for
           Brian or John but could you comment on-- as you look on to 2002 you've obviously got a tremendous opportunity in layering on Metro's revenue and leveraging your own SG&A there. But do you have any specific plans that relates to cost reduction efforts on your own part, even without integration of Metro? And then

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           secondarily as you look at the fourth quarter-- obviously I don't expect you to do this for every quarter going forward but given it is a combined quarter for the first time and it's only four weeks, what is your assumption as it relates to how much revenue you're layering on for Metro for that four week range? Perhaps some guidance there so we can get an idea what the organic Keane portion is? Thank you.

B. Keane:  In terms of the overall cost reductions the way we're looking at--
           we're looking at this very much from a holistic standpoint and we're combining both the branch-- Keane branches with Metro. And a lot of our cost reductions-- SG&A cost reductions are coming from both Metro and the Keane side. So, it's difficult to break out how much is coming from Keane, how much is coming from Metro. What I can say with a high degree of confidence, is that we are looking at our overall cost structure and making sure that it's aligned for the revenue that we're going to be achieving. Well over the fourth quarter we are picking up four weeks of Metro. I might add that the fourth week is the Christmas, New Years, holiday week, which is historically a lousy revenue week. So reality is that we expect the Metro in those four weeks to have a negative impact on our overall earnings. And I don't have an exact number but it's less than 20-- it's probably $15 - $17 million that we're expecting out of Metro in December. So it's a relatively modest assumption.

G. Dean: If I could follow up with one question going back to the-- I guess let me ask it a different way. What is your still your two to three year target in terms of now that you've gotten the revenue stream back to $1 billion run rate or slightly higher hopefully? What is your target in terms of the long term operating margins for the business?

B. Keane:  Our long term operating margins on a cash basis continue to be that we want to-- we think we can get this business back to 12 to 15 percent. And we need to get the critical mass back well over $1 million. And at the same time we need to be in a growing economic environment because you need the sequential growth in order to get the leverage on both gross margin percentage and SG&A percentage. But, that's what our goal is, and we expect to be achieving improvements towards that goal in each of the next several years.

B. Dean:   Thank you.

Operator:  Michael Sherrick with Morgan Stanley, please go ahead with your question.

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Michael Sherrick:  Thanks. A couple of questions. But first, could you talk a little bit with regards to the bookings? In particular your plan and build bookings were very strong during the quarter yet you tempered the expectations for those two practices really over the next six months. I was wondering if you could comment on those just to start?

B. Keane:  Our planned bookings were very strong. It was lead by a very large deal that we won for one of the intelligence agencies, which is in the government sector, and that is not a revenue that's going to be realized over the next three to four months. It's something that's going to be over a time horizon. So that large deal skewed the overall size of the plan bookings. The same thing can be said for build because you have $127 million with the Air Force deal, but I also think that the thing to keep in mind is we're being cautious here. A lot of those bookings came in during the course of the quarter, and was really in September-- with September 11th that I think there's some sentiment change, and we're trying to be cautious relative to how aggressive we think our customer is going to be on new spend. I would say that after September 11th, that increased negative sentiment and we just think it's going to be more of the same within the plan and build sectors. So the bookings were driven by a couple of large deals but we think that's it prudent to be cautious relative to what the overall spend patters could be.

M. Sherrick: OK, and then for John and really you as well Brian. With regard to the guidance I just want to clarify a couple of things for the December quarter. One is that in your 7 to 9 cent guidance you're including the $1 to $2 million worth of costs related to Metro.

B. Keane:  Yes.

M. Sherrick: And number two is that in the 7 to 9 cents you're including the full $7.4 million despite only four weeks worth of Metro?

J. Leahy:  No Michael. It will be weighted so in the fourth quarter the impact will be about 2-1/2 million shares. But Metro excluding these integration costs, just because of as Brian described the soft nature of December and the extra shares Metro will be slightly dilutive and that's included in the 7 to 9 cent guidance.

M. Sherrick: OK, and then if we look out to 2002 if you look at your revenue for this quarter, if you look at Metro's revenue for this quarter you're pretty much add on an annualized basis to the top line. Is it fair to say that you're looking for flat performance from both businesses? You're looking from growth from one and

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           some slight declines from the other. Can you just help us out a little bit with how you came up with your 02 guidance?

B. Keane:  Relative to the top line a couple of things. One-- our experience is that whenever we do a critical mass acquisition there is some consolidation of revenue and one plus one does not equal two from a top line standpoint because there is some revenue streams that do not continue forward, so that was part of our assumption. The other part of the assumption is that we are assuming no significant up tick in spend for next year, and I think that at this point it just makes sense to be cautious.

M. Sherrick: OK, then just one final one, and that is on the buy back. With some of the waiving of restrictions on buy back did you guys buy back any stock during the quarter?

J. Leahy:  No we did not. As you know we were reauthorized by our board to complete our existing share repurchase program but we didn't buy any more shares.

: Just to go back to your last question though just to finish on the revenue expectation, one thing that I'd like you to keep in mind is that the full revenue that Metro will achieve for 2001 is quite a bit higher than what their current run rate is because we have been looking at determining our expectation for 2002 we're looking at Metro's run rates for Q3 and Q4, which would give you a lower number than the full year 2001.

M. Sherrick: OK, and just to confirm on the buy back, it's about 570,000 shares that are left. Is that correct?

J.Leahy:   No it's over a million.  I think it's a million two.

M. Sherrick: OK, perfect.  Thank you guys.

B. Keane:  Thank you.

Operator:  Ed Caso from Wachovia Securities, please go ahead with your question.

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Ed Caso:   Good morning. Can you give a little bit more color on the ADMO deals that were pulled back in scope and what vulnerabilities there may be in other deals that are out there?

B. Keane:  The most significant impact was with IBM as many of you know. IBM has traditionally been a large customer of ours and we're supporting some of their labs. And I think as IBM has run into some of their own market issues, I think that they have looked to redeploy many of their own people on to these projects. So by far the single greatest impact was on IBM revenue. And some of the other areas that were impacted--I'll just give you a couple of customers, like Lucent, EMC. It's along those lines. There was a handful that they were facing some real challenges and they had to rethink their approach. I might add here is that we have contracts with all of our outsourcing customers, so they are long-term contracts. We sat back and said, OK in this current environment some of our clients are facing some challenges. And we can stick them 100 percent with the contracts or we can say we're in this for the long haul and be accommodating to their-- what we expect to be a temporary situation. And we think that we'll benefit in the long run. So I think that we have demonstrated a good deal of flexibility with these customers and in so doing have earned a high degree of goodwill that we think will more than pay for itself downstream.

E. Caso: Are the reductions in the form of sort of reduced enhancements or development work related to the contract or does it affect the maintenance piece of it?

B. Keane:  The maintenance is pretty much non-discretionary. That is almost never impacted. And it tends to be more on the variable component where they are cutting back internally on the amount of new development or enhancement work that they're doing so it's-- the maintenance stuff just does not get impacted.

E. Caso:   Thank you.

B. Keane:  Thank you.

Operator:  Bob Fetch with Lord Abbett & Company please go ahead with your question.

Bob Fetch: Good morning gentlemen. Can you talk generally about how the recent events have affected travel and your ability to meet prior commitments and the cost as well?

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

Man: The greatest impact was with KCG, which is basically 100 percent travel model, and particularly during September they were impacted. It certainly impacted their revenue and affected our earnings there in KCG. On the margin, it impacted a bunch of other customers. But for the most part given our branch model we are not big travelers. I think we mentioned that. It's very difficult to measure the exact impact on revenue of September 11th because sometimes it may be a few hours here or half day there of a lot of thousands of people, and exactly how do you measure it. But the fact that it was a couple million bucks and 1 or 2 cents EPS I think is relatively modest, and I think it reinforces the fact that we are largely a local delivery model.

B. Fetch:  Can you update us on where utilization is?

B. Keane:  I think John had mentioned utilization's about 75 percent during the quarter, which is down from about 76 percent last quarter.

B. Fetch:  OK, and can you elaborate on what you've talked about the last couple quarters in terms of UK and Europe actually seeing increased weakness?

B. Keane:  That is definitely there. Our UK operations are mostly-- UK operations is about 6 percent of our overall revenues-- is mostly build work -- the highest percentage is build work. They continue to be soft in the third quarter and we expect them to continue to be soft in the fourth quarter. We are very focused in the UK switching our business mix to a higher percentage of this outsourcing work. The pipeline is good, and we're confident that we are going to have a more stable, more predictable revenue base out of the UK next year. So that's the situation there, more softness. I might add that the healthcare division, HSD had a super quarter. That was very strong, about 8 percent of our overall revenue, and KCG which I'd mentioned earlier, which is-- that portion is probably 5 percent or so of overall revenue. It started off the quarter strong but ended up relatively flat because of the poor September.

B. Fetch:  Did you have any change in your top 10 clients?

B. Keane:  I don't expect-- I don't have that in front of me but I don't expect any significant change at all. Our big customers they're relatively stable.

B. Fetch:  OK, can you update us on what you are hoping was going to be a nice positive for you getting the good will from the Gardner Magic Quadrant Survey that you spoke about at length earlier this year?

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

B. Keane:  We've got a terrific ADM outsourcing pipeline. We are from a credibility standpoint we're competing effectively against some of the big guys. We're being invited into deals that we may not have even uncovered ourselves. I think it is just reinforcing-- it has clearly been a positive. And I think we are very confident that we will continue to report very large, very significant widespread wins in the outsourcing. These are long sales cycle kinds of deals, but we've got a bunch of deals that we're working on that we think that-- some of which we can close in the fourth quarter. Some of which will close early next year.

B. Fetch:  OK, also with the integration of Metro do your expectations for next year take into account a higher level of training costs?

B. Keane:  We are-- absolutely. We have got widespread training particularly of the sales and management teams, recruiting teams. We are strong believers in operating in common process, common strategy, and we are rolling out a comprehensive sales training to all sales and management personnel. We've got to train from an admin standpoint, on our expense reporting our financial processes, so there's a significant amount of training that's included in our assumption.

B. Fetch:  OK, and lastly I know you've talked about ultimately getting back to maybe more historic margins in the mid teens. Obviously you're still quite shy of that. With the acquisition and/or a change in your mix of business at all does that still seem realistic to you?

B. Keane:  I would say it's realistic. We need more size but I think as well and very importantly we need a growing economy, growing IT spend where we're getting the regular organic growth, which gives us the positive leverage on growth margin percentage and SG&A percentage.

B. Fetch:  Thank you.

Operator:  Greg Gould with Goldman Sachs, please go ahead with your question.

Julio Quintero: Good morning. This is Julio Quinteros sitting in for Greg. One quick question. If you wouldn't mind, what was the revenue contribution again that you expected from MISI in the fourth quarter?

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

B. Keane:  We're estimating it at around $15 to $17 million. That represents four weeks worth. Business in December is typically a low revenue month for them.

J. Quinteros: OK, great. And then also for 2002 for the billion dollars in revenue that you're expecting can you give a sort of a percent of revenue mix by the different business lines?

B. Keane:  We expect planned to be a little bit less than 10 percent. Build to be the 30-- maybe low 30's and managed to be approximately 60 percent.

J. Quintero: 60?

B. Keane:  Yeah.

J. Quintero: OK. And finally the 12-cent estimate-- the cash EPS estimate that we had for the fourth quarter, would that have still been in line excluding the MISI impact?

B. Keane:  There is a series of factors-- obviously we would have been higher than the 7 to 9 cents of the-- we think that we've got a penny or two in transition costs, we've got some dilutive effect. We would have been probably in the 10 to 12 range.

J. Quintero: OK, great thank you.

Operator:  Bill Loomis with Legg Mason, please go ahead with your question.

Bill Loomis: Hi, thank you. Brian with the billion in estimated revenues in 02 including Metro I guess that assumes that both you and Metro stay at your current run rates, which is about $1 billion now but if you have managed at 60 percent next year that implies some pretty declines in plan or build. Why do you feel that way at this point?

B. Keane:  We're not looking for our growth to be driven by plan and build but at the same token we're not looking at dramatic declines in plan and build segment. The $1 billion that we're giving I do want to emphasize we're being conservative here, and we think that there is upside to that, particularly with some of these big outsourcing. The other thing that I would add is that Metro is probably mostly managed type work. We need to get involved in detail and understand how to

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

           break that out but we are not looking for dramatic declines in the plan and build. We're hoping that that'll be relatively stable.

B. Loomis: OK, and on the application outsourcing-- the declines-- I assume that when you mentioned in your press release about some deals getting reduced in scope due to a few customers in the high tech and telecomm that IBM was primarily the high tech area?

B. Keane   Yes.

B. Loomis: And what are you supporting?  Are you still supporting their mid range operating systems? What exactly are you doing, and what percentage of revenue is IBM now?

B. Keane:  We're supporting multiple labs. Certainly the Rochester, Minnesota is heavily oriented around some of the mid range. For example partially in the operating system but overall, so supporting the Seibel applications to be able to run on the AS400 for IBM. So the overall IBM revenue I think right now is about 7 percent, and we are working in many labs, not just Rochester. We're in the mid Hudson Valley, we're in North Carolina, but that has not been an overall growth area for us and has become a smaller and smaller percentage of our revenue over time.

B. Loomis: Do you think you could still see further weakness in IBM and some of the other telecomm clients in the fourth quarter?

B. Keane:  Yeah I do. I think that telecom, high tech, are certainly significantly impacted and I think that there's overall softness, and I think that some of the variable component can be changed. The other thing that I would like to just take a moment and point out is if you look at the ADM outsourcing deals, the large deals that we've won since the beginning of 2000, which has really-- it's really been over the last couple years that we've been winning these much larger longer term outsourcing. A lot of the stuff from the Nineties still very good outsourcing, our multi year but not at the same degree that we've been selling here for the last couple of years. If you look at our sequential quarter-to-quarter growth of our say top 25 customers that we closed-- ADM customers, since January of last year there has been dramatic growth. In fact, there's been double-digit sequential growth quarter to quarter of these large outsourcing customers, because we continue to add the big ones and the revenue streams of those big ones have been very stable, and in many cases we've been adding on additional projects.

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

B. Loomis: And you see that continuing over the next two quarters as well?

B. Keane:  Yeah I think that of our big stuff, the stuff we're selling now, the stuff we've really been focused for the last two years, that's probably-- of our ADM outsourcing revenue that's probably half of our outsourcing revenue right now. Whereas in the beginning of 2002 it's probably like 10 percent. We expect that that will be a bigger and bigger percentage of our overall revenue. That is the underlying growth driver for Keane. That's where our growth is. I mean, it doesn't' t fully show because some of the other deals may be in the 90's or the-- may be more AMS kinds of deals are the ones that are not-- they're just not of the same size, the same caliber, the same breed as the stuff that we're focused on right now.

B. Loomis: OK, and whenever you get that data on Metro's revenue breakout between your three areas if you could let us know or if you'd want to try and estimate it now that would be helpful.

B. Keane:  It's difficult until we actually are a combined entity, and I expect it will be for fourth quarter earnings we will give you a break out of what our assumption is and how we break out that Metro revenue stream.

B. Loomis: Thanks.

Operator:  Chris Penny with Friedman Billings Ramsey, please go ahead with your question.

Chris Penny: Good morning and thank you. If I could just go a little bit deeper into your-- to talk about your outsourcing, your trend over the last two years. Frank could you give us a sense of the size-- how those deal sizes have tracked up over the last two years? And if you look at that I think you talked about the pipeline of outsourcing at $2.6 billion. What are the largest size in there that you think you have the capability of winning?

B. Keane:  Our overall deal size has increased. If you go back to say the late
           Nineties I would say that we're more typically closing anywhere from $10 million, $15 million, $20 million was a real big deal for us, and as evidenced for right now we're talking about our first $500 million win. When we look at the pipeline we have several that are in the $100's of millions of dollars in size. And I think that our average deal size-- I don't want to set an expectation that we're going to be closing many, many, many $500 million deals over the next couple of years. I think that we will get there. This growth -- where we're going with this outsourcing is undeniable. It's very, very positive. But I think that the deal size is--.

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

C. Penny:  And you still feel a little bit capacity in your outsourcing, your two places in Rochester and Halifax. Have you got enough capacity to support that for the next year or two?

B. Keane:  That's where we're looking to add both near shore and offshore capability. The other thing I would add is not all of these deals are being moved offsite. The recent $500 million win that we talked about is largely a staff acquisition, and we will continue to work on the customer sites. So it's-- we're not looking for Halifax or Rochester to be the critical path, and why we have been talking about adding an offshore capability as well as adding near shore capabilities because we want to be ahead of the curve there.

C. Penny:  OK, thank you.

Operator:  David Sturtz with Credit Suisse First Boston, please go ahead with your question.

David Sturtz: Yeah guys I got a couple of questions regarding the pipeline in your ADMO outsourcing as well. You indicated that you saw acceleration or that you expected acceleration in the outsourcing. I'm wondering if you could give us some color since then with the other question. Have you seen any sort of a change in your win rate and have you seen a change in the pricing environment? And finally I wanted to get a sense for competitively if you're seeing any changes there.

B. Keane:  I don't have the win, loss, defer, numbers in front of me but typically if we get to the point where the proposal's in, we're presenting to the customers we have a high win rate, and I think it's continued to be high. I can't say it's gone up or gone down. I think it's continued to be in a very good area. Our challenge is to get up to the plate and run so we could get more and more deals. Pricing I would not say we're seeing any significant-- there is as we've talked in the past an offshore component. We've been able to historically compete effectively with that with Halifax and I think that there is some uncertainty regarding Asia right now. We don't know exactly what impact that's going to have on customers and customer decisions but we're-- in the event that that becomes a bigger component of outsourcing we're looking to be there just based on adding our own offshore capability.

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

D. Sturtz: OK, are clients asking for offshore capabilities in a lot of these contracts? Is that something they're specifying and is your near shore capability an acceptable alternative to them typically?

B. Keane:  The near shore it's been very acceptable, and I wouldn't say that customers are asking for offshore. We have been investigating this offshore here for most of this year. And have spoken with several customers. And what we do believe is that customers are interested in getting the benefits of some of the labor cost advantages of offshore, but they have a very strong preference in buying that through their U.S. based or a local based, U.S. based, UK based kind of company as opposed to going direct India, because it adds a lot more flexibility. And we're going to-- the seamless client service delivery model we talked in the past, we can support them at any given time on shore, off shore, on site, and if there is significant macro political events where we have to switch work, they can do it with us, where it's more difficult to do it with a pure Indian firm.

D. Sturtz: OK. I guess the last question I have about the merger with MISI is
           I'm wondering how that company's clients have reacted to the merger? If you've seen any significant opportunities open up there or simultaneously if you've seen any cancellations for many of its customers not necessarily reacting well?

B. Keane:  I'm aware of no cancellations as a result of the announced merger. I do know that in several cases we've already cross-selled to Metro's customer base. As well as Keane leveraged some of the talent within Metro on Keane projects of the Keane customers. And we have identified-- we believe that there is significant opportunities to be cross selling some of the outsourcing. That's going to take time. We've already begun discussions and pursuits there but I think that's a 2002 kind of where we expect to get the results there.

D. Sturtz: Great.  Thanks.

Operator:  Our last question comes from-- pardon me we are showing no further questions at this time. Please continue with your presentation or any closing remarks.

B. Keane:  OK. We'd like to once again thank everybody for joining us for the call. Larry, John, and I will be available all day for any follow up questions that you may have. Thank you.

Operator:  Ladies and gentlemen that does conclude your conference for today.
           You may all disconnect and thank you for participating.

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